Exhibit 2 - Material Change Reports of the Registrant
Document No.	Date of Document	Title of Document
2.1	April 5, 2002	Material Change Report
2.2	August 13, 2002	Material Change Report
2.3	February 20, 2003	Material Change Report
2.4	March 26, 2003	Material Change Report
2.5	April 18, 2003	Material Change Report
2.6	May 9, 2003	Material Change Report
2.7	May 16, 2003	Material Change Report
2.8	June 2, 2003	Material Change Report
2.9	June 18, 2003	Material Change Report
2.10	June 26, 2003	Material Change Report
2.11	July 30, 2003	Material Change Report
2.12	October 9, 2003	Material Change Report

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Explorations Ltd.

1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

March 28, 2002

Item 3.

Press Release

March 28, 2002

Item 4.

Summary of Material Change

The Company's has closed a non-brokered private placement whereby it placed 8,333,333 units at $0.06 per unit with Valerie Gold Resources Ltd.

Item 5.

Full Description of Material Change

Valerie Gold Resources Ltd. ("Valerie") (VLG-CDNX) and Northern Orion Explorations Ltd. (NNO-TSE) ("Northern Orion") are pleased to announce the closing of their previously announced non-brokered private placement, whereby Valerie subscribed for 8,333,333 units of Northern Orion at a price of $0.06 per unit for a payment of $500,000.  The 8,333,333 units consist of an aggregate of 8,333,333 common shares and 500,000 share purchase warrants.  Each whole warrant is exercisable for a period of two years from closing at price of $0.075 per share.

The issuance of the 8,333,333 common shares and 500,000 warrants will result in Valerie owning 18,333,333 common shares of Northern Orion representing 15% of the issued and outstanding shares of Northern Orion.  In addition, Valerie holds 10,000,000 warrants to purchase up to an additional 10,000,000 previously unissued common shares and is entitled to purchase or direct the sale of 60,012,471 common shares in the capital of Northern Orion held under option by 1341180 Ontario Limited.

Valerie has acquired these securities for investment purposes.  It is Valerie's intention to evaluate the investment in Northern Orion and to increase and decrease its shareholdings, as circumstances require.

Northern Orion intends to use the proceeds of this private placement for working capital as it pursues acquisition opportunities.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & Chief Executive Officer
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 5, 2002

"Stephen J. Wilkinson" (signed)

Date

Signature

Stephen J. Wilkinson

Name

President & Chief Executive Officer

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FORM BC FORM 53-901.F

Form 25 (Securities Act, 1988 (Saskatchewan))

Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

ITEM 1

REPORTING ISSUER

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC, V6C 3P1

ITEM 2

DATE OF MATERIAL CHANGE

August 2, 2002

ITEM 3

PRESS RELEASE/PUBLICATION/FILING

A press release providing notice of the material change was issued on August 12, 2002.

ITEM 4

SUMMARY OF MATERIAL CHANGE

The Company a non-brokered private placement of 20,000,000 units at $0.10 per Unit.  Each unit comprises of one common share and one share purchase warrant.  Each share purchase warrant entitles the holder thereof to purchase an additional common share of the Company at a price of $0.13 per share for a period of two years.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release dated August 12, 2002.

ITEM 6

RELIANCE ON CONFIDENTIALITY PROVISIONS OF THE SECURITIES ACT

Not applicable.

ITEM 7

OMITTED INFORMATION

Not applicable.

ITEM 8

SENIOR OFFICER

Contact:  David Cohen, President and CEO
Telephone:  604 - 689 - 9663

ITEM 9

STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver in the Province of British Columbia, this 13th day of August, 2002.

"David Cohen"

Per:     ____________________________

David Cohen, President

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRUMSTANCES UNDER WHICH IT IS MADE, IS A REPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD

Monday, August 12, 2002	NEWS RELEASE	NNO - TSX

NORTHERN ORION CLOSES $2 MILLION PRIVATE PLACEMENT

Northern Orion Explorations Ltd. ("Northern Orion") has closed the non-brokered private placement of 20 million units, priced at $0.10 per Unit as previously announced on July 15th.  Each Unit was composed of a Northern Orion common share plus a share purchase warrant.  Each warrant entitles the holder to purchase an additional common share of Northern Orion over a two year period for a price per share of $0.13.

As disclosed in our July 11, 2002 release, Northern Orion has a total contained metals amounting to approximately 8 billion pounds of copper and 5 million ounces of gold in attributable mineral resources in its three advanced projects.  The Company's principal objective is to maximize the economic potential of its interest in the Agua Rica copper-gold-molybdenum project in Argentina.  In addition, Northern Orion is assessing a number of potential opportunities that could provide the basis for accretive transactions.

For further information please contact:

NORTHERN ORION EXPLORATIONS LTD. David Cohen, President & CEO Tel: (604) 689-9663 / Fax: (604) 434-1487 Email: info@northernorion.com

FORM BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))

Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

ITEM 1

REPORTING ISSUER

Northern Orion Explorations Ltd.
Suite 250 - 1075 West Georgia Street
Vancouver, British Columbia, V6E 3C9

ITEM 2

DATE OF MATERIAL CHANGE

February 10, 2003

ITEM 3

PRESS RELEASE/PUBLICATION/FILING

A press release providing notice of the material change was issued on February 10, 2003.

ITEM 4

SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6

RELIANCE ON CONFIDENTIALITY PROVISIONS OF THE SECURITIES ACT

Not applicable.

ITEM 7

OMITTED INFORMATION

Not applicable.

ITEM 8

SENIOR OFFICER

Contact:  David Cohen, President and CEO
Telephone:

604 - 689 - 9663

ITEM 9

STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to in this report.

DATED at the City of Vancouver in the Province of British Columbia, this 20th day of February, 2003.

NORTHERN ORION EXPLORATIONS LTD.

Per:

(signed)  "Sargent H. Berner"

Sargent H. Berner, Secretary

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRUMSTANCES UNDER WHICH IT IS MADE, IS A REPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

MONDAY, FEBRUARY 10, 2003	NEWS RELEASE	NNO - TSX

Northern Orion Consolidates 100% Interest in Agua Rica Copper-Gold Porphyry

Financing Arranged

Vancouver, B.C., February 10, 2003 -- Northern Orion Explorations Ltd (NNO-TSX) is pleased to announce that it has entered into a binding agreement with BHP Minerals International Exploration Inc ("BHP Billiton") to consolidate ownership of 100% of the Agua Rica copper-gold-molybdenum project in Argentina.  The 72% interest presently held by BHP Billiton will be purchased by Northern Orion for US$3.6 million payable on April 30, 2003, with a final payment of US$9.0 million due on or before 30 June 2005.  The closing of this transaction is subject to completion of a definitive purchase and sale agreement and regulatory approvals.

Agua Rica is considered one of the most advanced copper projects currently under development. It is located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%*. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.  Over US$50 million has been spent delineating the resource and completing the physical work required for the preparation of a bankable feasibility study.

The Agua Rica deposit is located approximately 34km east of the porphyry Baja de la Alumbrera mine, which is owned 50% by MIM Holdings, 25% by Wheaton River Minerals/WRM:TSX (to be acquired from Rio Tinto) and 25% by BHP Billiton.  Production from Alumbrera for the year ended June 30, 2002 as reported by Wheaton River Minerals, totaled 759,360 ounces of gold at a cash cost of negative US$18 per gold ounce (copper treated as a byproduct) and 199,550 tonnes of copper. Agua Rica's proximity to Alumbrera offers potential synergies. Northern Orion believes that by increasing its ownership to 100% it will be able to accelerate the various development scenarios for the Agua Rica deposit.

Northern Orion has arranged a US$3 million term loan from Endeavour Mining Capital Corp./EDV-TSXV to fund a portion of the initial payment to BHP Billiton on commercial terms, including 3,000,000 Northern Orion warrants exercisable at $0.15 for 24 months. This loan may be convertible prior to maturity into Northern Orion common shares at $0.20 in the first 6 months or $0.175 in the second 6 months at Endeavour Mining Capital Corp's option.

Northern Orion has also arranged a non-brokered private placement of up to 40,000,000 units at $0.10 per unit for proceeds of $4.0 million.  Each unit will consist of one common share and one non-transferable share purchase warrant.  One such warrant will entitle the holder to purchase one additional common share at a price of $0.13 for 24 months.  The proceeds from this private placement will be used to fund the balance of the initial payment to BHP Billiton and for general working capital purposes. The private placement and loan are subject to regulatory acceptance.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit in the short term. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

Email: ir@vanguardsolutions.ca

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this new release.

* Previously released in Northern Orion press release April 18, 2001 prepared in accordance with National Instrument 43-101

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

March 18, 2003

Item 3.

Press Release

March 24, 2003

Item 4.

Summary of Material Change

Northern Orion closes $4 million Private Placement

Item 5.

Full Description of Material Change

See attached press releases

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

March 26, 2003

(signed)  "Sargent H. Berner"

Date

Signature

Sargent H. Berner

Name

Secretary

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Monday, March 24, 2003	NEWS RELEASE	NNO - TSX

Northern Orion closes $4 million Private Placement

Northern Orion (the "Company") is pleased to announce that the recently announced private placement was oversubscribed and has closed. The placement consisted of 40,000,000 units of the Company, each unit consisting of one common share and one non-transferable warrant, each warrant entitling the holder to purchase one additional share of the Company at a price of $0.13 per share for the two years.  The units were issued at $0.10, except those issued to insiders or associates, which were issued at $0.115.  The shares, warrants and any shares issued upon exercise of the warrants are subject to a hold period and may not be traded until July 19, 2003 except as permitted by applicable securities laws.

Proceeds of the private placement will be used to fund a portion of the initial payment to BHP Billiton in connection with the Company's purchase of BHP Billiton's 72% interest in the Agua Rica Project (announced in February 2003) and for corporate growth.

Agua Rica is located in the Catamarca Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

1-866-608-9970

Email: ir@vanguardsolutions.ca

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this new release.

* Previously released in Northern Orion press release February, 2003 prepared in accordance with National Instrument 43-101

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

April 8, 2003

Item 3.

Press Release

April 8, 2003

Item 4.

Summary of Material Change

See press release dated April 8, 2003

Item 5.

Full Description of Material Change

See attached press release dated April 8, 2003

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

April 18, 2003

"David Cohen"

Date

Signature

David Cohen

Name

President

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tuesday, April 8th, 2003	NEWS RELEASE	NNO - TSX

Northern Orion to acquire 12.5% of Bajo de la Alumbrera and free cash flow

Northern Orion ("NNO") is pleased to announce that it has entered into an agreement where NNO will participate in the acquisition of a 25% interest in low cost Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million with Wheaton River Minerals Ltd ("WRM"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price until May 30, 2005, such deferred amount bearing interest at LIBOR + 2%. On closing, NNO and WRM will each acquire from Rio Algom a net 12.5% interest in Alumbrera.

Located just 34km from NNO's Agua Rica copper gold deposit, Alumbrera is a world class mine operated by MIM Holdings Limited of Australia. It produced 440 million pounds of copper and 759,360 ounces of gold in the year ended June 30,2002 at a net cash cost of US$0.21 per pound (net of gold credits). Alumbrera is estimated to produce an average of 426 million pounds of copper and 546,000 ounces of gold annually until 2011 at a net cash cost of US$0.21 per pound of copper, placing it in the lower portion of the bottom quartile of copper production costs. As of June 30, 2002, Alumbrera had proven and probable mineral reserves of 4.1 billion pounds of copper and 7.1 million ounces of gold. NNO's projected annual share is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of US$0.21 per pound of copper.

The acquisition of 12.5% of Alumbrera moves NNO directly into the mid-tier copper production ranks. As a result of the low operating costs and mature nature of the Alumbrera operation, NNO expects to benefit from a substantial cash flow stream over the next 10 years. This cash could be applied to bringing Agua Rica into production without further equity dilution. NNO is currently acquiring from BHP Billiton the 72% of the ownership interest in Agua Rica that NNO does not now own.

NNO will add reserves of 523 million pounds of copper and 887,000 ounces of gold from Alumbrera to its substantial copper and gold resource base.

"The acquisition of a strategic and cash flow positive stake in Alumbrera, combined with our acquisition of the remaining 72% of the Agua Rica project, is a quantum step in the continuing growth of NNO into an intermediate copper producer" commented David Cohen, President and CEO of NNO. "The anticipated significant free cash flow from Alumbrera and the positive revaluing of Agua Rica as a result of the Argentine currency devaluation is expected to give NNO a substantial potential cash flow stream over the next 25 years."

NNO and WRM will equally own a special purpose acquisition company to hold the 25% interest being purchased from Rio Algom. The acquisition of Alumbrera is subject to customary closing conditions, including due diligence, financing, all necessary regulatory and third party approvals and consents (including the lenders to Alumbrera) and entering into a definitive purchase and sale agreement with Rio Algom. The acquisition is expected to close by June 23, 2003.

The financing of the acquisition will not require any copper or gold hedging, leaving NNO with 100% of the upside of any potential copper price increases.

With the Alumbrera transaction, Northern Orion believes that it will fulfill one of its principal objectives to maximize the economic potential of the Agua Rica deposit, by accessing positive cash flow for the company. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for further accretive transactions.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Toll Free: 1-866-608-9970

Email: ir@vanguardsolutions.ca

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Explorations Ltd.
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

(the "Company")

Telephone:  (604) 689-9663

Item 2.

Date of Material Change

May 8, 2003

Item 3.

Press Release

May 9, 2003

Item 4.

Summary of Material Change

See press release dated May 9. 2003

Item 5.

Full Description of Material Change

See attached press release dated May 9, 2003

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 9, 2003

"Shannon M. Ross"

Date

Signature

Shannon M. Ross

Name

CFO

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Friday, May 9, 2003	NEWS RELEASE	NNO - TSX

Northern Orion Closes Agua Rica Acquisition

Vancouver, B.C., May 9, 2003 --  Northern Orion Explorations Ltd (TSX: NNO) ("Northern Orion") is pleased to announce the closing of its acquisition from BHP Minerals International Exploration Inc ("BHP Billiton") of their 72% interest in the Agua Rica copper-gold-molybdenum project in Argentina.  Northern Orion now owns 100% of the Agua Rica project.

The BHP Billiton interest was purchased for US$3.6 million paid on the closing date, with a further payment of US$9.0 million to be paid on or before 30 June 2005.  Northern Orion has drawn on its previously announced US$3 million convertible term loan from Endeavour Mining Capital Corp (TSXV: EDV) to fund a portion of the initial payment to BHP Billiton.

Northern Orion is currently focused on completing its previously announced acquisition of a 12.5% interest of the Bajo de la Alumbrera copper-gold mine in Argentina.  This transaction is expected to close by June 23, 2003.  The Alumbrera operations are located approximately 34km west of the Agua Rica project.

With the Agua Rica and Alumbrera transactions, Northern Orion intends to position itself as a leading mid-tier copper production and development company.  Northern Orion is focused on maximizing the economic potential of its assets and is actively assessing a number of other potential opportunities that could provide the basis for continued growth.

David Cohen, President and CEO

Northern Orion Explorations Ltd.

For further information:

Investor Relations:  Vanguard Shareholder Solutions Inc.

Tel:

1-866-608-9970

Email:

ir@vanguardsolutions.ca

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this new release.

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

May 16, 2003

Item 3.

Press Release

May 16, 2003

Item 4.

Summary of Material Change

Northern Orion announces Private Placement pricing and Underwriting Agreement for up to US$80 million.

Item 5.

Full Description of Material Change

See attached press releases

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

May 26, 2003

"Shannon M. Ross" (signed)

Date

Signature

Shannon M. Ross

Name

Chief Financial Officer

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

N O R T H E R N O R I O N E X P L O R A T I O N S L T D . Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9
Friday, May 16, 2003	NEWS RELEASE	NNO - TSE

 Northern Orion Announces Private Placement Pricing and

Underwriting Agreement for up to US$80 million

VANCOUVER, B.C., May 16, 2003 --  Northern Orion Explorations Ltd (TSX: NNO) ("Northern Orion") is   pleased to announce that it has signed an underwriting agreement  with respect  to the previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. issuing US$65 million of Special Warrants subject to a US$15 million over- allotment option subject to shareholder and regulatory approvals and other third party consents.

The issue consists of approximately 683 million units of the Company at $0.13 per unit, each unit consisting of one common share and 1/2 warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $0.20 per share for a period of up to five years.

Proceeds of the private placement will be used to fund the previously announced purchase of the 25% interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for US$180 million with Wheaton River Minerals Ltd ("WRM"). Rio Algom has agreed to defer payment of up to US$50 million of the purchase price, such deferred amount bearing interest at LIBOR + 2%. On closing, NNO and WRM will each acquire from Rio Algom a net 12.5% interest in Alumbrera.

The acquisition of 12.5% of Alumbrera moves NNO directly into the mid- tier copper production ranks. As a result of the low operating costs and mature nature of the Alumbrera operation, NNO expects to benefit from a substantial cash flow stream over the next 10 years. This cash could be applied to bringing Agua Rica into production without further equity dilution. NNO will add reserves of 523 million pounds of copper and 887,000 ounces of gold from Alumbrera to its substantial copper and gold resource base.

In conjunction with the 12.5% interest in the Alumbrera copper-gold mine purchased by the Company, NNO owns 100% of Agua Rica, located in the Catamarca  Province of northwestern Argentina with a BHP Billiton calculated proven and probable geological resource estimate of 750 million tonnes of ore at a copper equivalent grade of 0.99% and a copper cut-off grade of 0.4%. This resource estimate translates into more than 10 million ounces of gold and 18 billion pounds of copper.

Northern Orion's principal objective is to maximize the economic potential of the Agua Rica deposit. In addition, Northern Orion is assessing a number of other potential opportunities that could provide the basis for accretive transactions.

David Cohen, President and CEO

Northern Orion Explorations Ltd.

For further information:

Investor Relations:  Vanguard Shareholder Solutions Inc.

Tel:

1-866-608-9970

Email:

ir@vanguardsolutions.ca

 /NOT FOR DISTRIBUTION IN U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES/

Neither any securities that may be offered by Northern Orion in any future financing nor the Northern Orion securities being sold by Miramar will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available.

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Exploraions Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

May 29, 2003

Item 3.

Press Release

May 29, 2003

Item 4.

Summary of Material Change

Northern Orion announces closing of its Special Warrant financing and various business items to be transacted at the Company's upcoming Annual and Extraordinary General Meeting.

Item 5.

Full Description of Material Change

See attached press releases

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 2, 2003

"Shannon M. Ross" (signed)

Date

Signature

Shannon M. Ross

Name

Chief Financial Officer

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Thursday, May 29th, 2003	NEWS RELEASE	NNO - TSX

Northern Orion Announces Closing of Special Warrant Financing

Northern Orion (the "Corporation" or "NNO") is pleased to announce that it has closed its previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc. (the "Underwriters").

The Corporation raised aggregate proceeds of approximately US$70.5 million from the sale of 732,751,754 special warrants, of which 47,820,247 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters.   The special warrants were sold at a price of Cdn.$0.13 per special warrant.  The balance of the over-allotment option may be exercised by the underwriters to acquire up to a further 110,240,870 special warrants for a period of 30 days following the closing.

Each special warrant is exerciseable for one common share and one-half of one common share purchase warrant of the Corporation, without payment of additional consideration.  Each whole warrant entitles the holder to acquire one common share at a price of Cdn.$0.20 until May 29, 2008.

Proceeds of the private placement will be used to fund NNO's equity portion of the purchase, with Wheaton River Minerals Ltd., of a 25% interest in the Bajo de la Alumbrera copper-gold mine in Argentina from Rio Algom Limited, a wholly owned subsidiary of BHP Billiton, for US$180 million.   The gross proceeds of the private placement are being held in escrow pending the completion of the acquisition, which is expected to occur in late June, and the satisfaction of certain other release conditions.

Annual and Extraordinary General Meeting

The Corporation's annual and extraordinary general meeting of shareholders of the Corporation will be held on June 16, 2003.  At that meeting, special resolutions will be proposed to consolidate the Corporation's common share capital on a ten (10) old for one (1) new basis, to change the Corporation's name to "Northern Orion Resources Inc." and to increase its authorized common share capital to 700 million common shares on a post-consolidated basis.  The Corporation proposes this consolidation to facilitate the previously announced special warrant financings and any future financings.  There are presently approximately 229 million common shares issued and outstanding in the capital of the Corporation and following the proposed share consolidation (without taking into account the shares issuable pursuant to the special warrant financing), there will be approximately 22.9 million common shares issued and outstanding.  The changes of name and capital are subject to shareholder approval and acceptance for filing by the Toronto Stock Exchange (the "TSX").

In accordance with the policies of the TSX, member approval will also be sought at the meeting for the proposed special warrant financing and an increase in the number of shares reserved under the Corporation's stock option plan.

 "David Cohen"

David Cohen, President and CEO

NOT FOR DISTRIBUTION IN U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

This press release does not constitute an offer to sell securities in the United States. Neither the special warrants offered by Northern Orion described above nor the underlying common shares and warrants have been or will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available.  Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the company and management, as well as financial statements.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

Email: ir@vanguardsolutions.ca

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Explorations Inc.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

June 16, 2003

Item 3.

Press Release

June 18, 2003

Item 4.

Summary of Material Change

Shareholders Overwhelmingly Approve Alumbrera Financing and Share Restructuring.

Item 5.

Full Description of Material Change

See attached press releases

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 18, 2003

"Shannon M. Ross" (signed)

Date

Signature

Shannon M. Ross

Name

Chief Financial Officer

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Wednesday, June 18th, 2003	NEWS RELEASE	NNO - TSX

Northern Orion Shareholders overwhelmingly approve

Alumbrera financing and share restructuring

At the Annual and Extraordinary meeting of the shareholders of Northern Orion Explorations Ltd. (the "Company") held in Vancouver, B.C. on Monday June 16th, 2003, shareholders voted overwhelmingly in favour of all resolutions, including approving the Company's special warrant financing for the purchase of a 12.5% shareholding in the Bajo de la Alumbrera Mine in Argentina.

Shareholders also approved special resolutions consolidating the Company's common shares on a ten for one basis, increasing the number of common shares authorized to 700,000,000 post consolidation and changing the Company's name to Northern Orion Resources Inc. The resolutions will be made effective on filing with the British Columbia Registrar of Companies and it is anticipated that the shares will trade on a consolidated basis as soon as the necessary arrangements have been concluded with the Toronto Stock Exchange.

Incumbent directors John Burns, David Cohen, Robert Cross, Terry O'Kane and Stephen Wilkinson were re-elected at the meeting. Deloitte and Touche, LLP were appointed as the company's auditors in conjunction with their role in the Alumbrera transaction. Shareholders also approved resolutions ratifying the grant of certain incentive stock options and an amendment to the Company's Stock Option Plan to increase that maximum aggregate number of common shares available under that plan to 10% of the issued share capital, including the common shares underlying the special warrants to be issued in the Alumbrera financing.

A total of 107,113,054 common shares were represented at the meeting, constituting 46.86% of all shares issued and outstanding. Resolutions passed at the meeting were supported by large majorities, ranging from 96% to 97%.

"Our shareholders have clearly demonstrated their support for the progress that Northern Orion has made over the last year. Northern Orion has successfully moved from an exploration company into a cash flow positive position with one of the lowest cost copper and gold producers in the world. We are excited about the additional potential to unlock value within the company as we continue to move forward." commented David Cohen, President and CEO of the Company after the meeting.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

Email: ir@vanguardsolutions.ca

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

June 20, 2003

Item 3.

Press Release

June 24, 2003

Item 4.

Summary of Material Change

Northern Orion Announces Closing of Alumbrera Acquisition.

Item 5.

Full Description of Material Change

See attached press releases

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 26, 2003

"Shannon M. Ross" (signed)

Date

Signature

Shannon M. Ross

Name

Chief Financial Officer

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Tuesday, June 24th, 2003	NEWS RELEASE	NNO - TSX

NORTHERN ORION ANNOUNCES CLOSING
OF ALUMBRERA ACQUISITION

Completion of Alumbrera Acquisition

Northern Orion Resources Inc. (formerly Northern Orion Explorations Ltd., "Northern Orion") is pleased to announce that it has completed the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera gold/copper mine in Argentina from Rio Algom limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton, for a purchase price of US$90 million.  Rio Algom agreed to defer payment of up to US$30 million of the purchase price for two years, with US$25 million of such deferred amount bearing interest at LIBOR + 2%, and the balance bearing interest at LIBOR + 5%.

"The closing of this acquisition should provide Northern Orion with substantial high quality cash flow." commented David Cohen, president and chief executive officer of Northern Orion.  "We will be continuing our evaluation of the most appropriate development of our adjacent Agua Rica deposit, with the objective of securing Northern Orion a significant cash flow stream over the next 25 years."

Located just 34 kilometres from Northern Orion's Agua Rica copper gold deposit, Alumbrera is a world-class mine operated by MIM Holdings Limited of Australia.  It produced 440 million pounds of copper and 759,360 ounces of gold in the year ended June 30, 2002, at a net cash cost of 21 cents per pound (net of gold credits).  Alumbrera is projected to produce an average of 426 million pounds of copper and 546,000 ounces of gold annually until 2011 at a net cash cost of under 21 cents per pound of copper, placing it in the lower portion of the bottom quartile of copper production costs. As of June 30, 2002, Alumbrera had proven and probable mineral reserves of 368 million tonnes containing 4.1 billion pounds of copper and 6.9 million ounces of gold.   Northern Orion's projected annual share is expected to average 53 million pounds of copper and 68,000 ounces of gold, at a net cash cost of under 21 cents per pound of copper. The reserves have been estimated in accordance with CIM 2000 by independent qualified persons.

The acquisition of its interest in Alumbrera moves Northern Orion directly into the mid-tier copper production ranks.  With its low operating costs and mature operation, Alumbrera should provide cash flow from Alumbrera over the next 10 years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

Northern Orion and BHP Billiton have filed a consultative opinion seeking a ruling from the Competition Defense Commission (the "CDC") in Argentina that notification for anti-trust approval by the CDC is not required. The CDC is the regulatory body in Argentina that monitors transactions that may attract anti-trust regulations, and considers issues of control and size of both the transaction and the parties involved when making its evaluations.  Northern Orion has obtained advice from its Argentina counsel that the Alumbrera Acquisition is unlikely to be subject to Argentina's anti-trust laws.

Completion of Special Warrant Financing

Northern Orion is also pleased to announce that it has completed the second and third tranches of its previously announced private placement with a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc.  Endeavour Financial and Griffiths McBurney & Partners acted as financial advisers to Northern Orion in connection with the Alumbrera Acquisition and the Special Warrant Financing.

Northern Orion raised aggregate proceeds of approximately US$77.8 million from the sale of 809,403,101 special warrants, of which 124,471,594 special warrants were issued pursuant to the exercise of a portion of the over-allotment option granted to the underwriters.   The special warrants were sold at a price of Cdn.$0.13 per special warrant.  After giving effect to Northern Orion's 10 old for 1 new share consolidation which took effect on the TSX on June 24, 2003, each ten special warrants entitle the holder to acquire one common share and one-half of one common share purchase warrant of Northern Orion without payment of additional consideration.  Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008.   In conjunction with its share consolidation, Northern Orion changed its name to "Northern Orion Resources Inc." but will continue to trade under the symbol "NNO".

US $60.26 million of the proceeds of the private placement were used to fund Northern Orion's equity portion of the Alumbrera acquisition.  The balance of the proceeds are being used to pay costs relating to the financing and acquisition, and to provide Northern Orion with working capital.

 "David Cohen"

David Cohen, President and CEO

All such securities have been sold and this press release does not constitute an offer to sell securities in the United States. Neither the special warrants offered by Northern Orion described above nor the underlying common shares and warrants have been or will be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state. These securities may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available.  Some of the above statements are forward looking and may involve risks and uncertainties, including without limitation, exploration, development and operating risks, insurance and uninsured risks, environmental risks, uncertainties regarding estimates, commodity prices, risks related to permitting, infrastructure, business interruptions and foreign operations.  Additional information on these and other potential factors that could affect Northern Orion's financial results will be detailed in the prospectus to be filed and in other documents filed from time to time on SEDAR.

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (866) 608-9970

Email: ir@vanguardsolutions.ca

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Resources Inc.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

July 28, 2003

Item 3.

Press Release

July 30, 2003

Item 4.

Summary of Material Change

Northern Orion Announces Completion of Prospectus Filing.

Item 5.

Full Description of Material Change

See attached press releases

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

July 30, 2003

"Shannon M. Ross" (signed)

Date

Signature

Shannon M. Ross

Name

Chief Financial Officer

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Wednesday, July 30th, 2003	NEWS RELEASE	NNO - TSX

NORTHERN ORION ANNOUNCES COMPLETION OF PROSPECTUS FILING

Northern Orion Resources Inc. (the "Company") is pleased to announce that it has received a final receipt for its July 25, 2003 final prospectus qualifying the distribution of 81,040,310 common shares and 40,520,155 common share purchase warrants issuable upon the exercise of 810,403,101 previously issued special warrants of the Company.  Each whole warrant will be exercisable to purchase one common share at a price of Cdn.$2.00 until May 29, 2008.

The Company anticipates that trading in the common shares will commence on Thursday, July 31, 2003, and that trading in the warrants will commence on a date shortly thereafter.

The special warrants were sold on a private placement basis by a syndicate of investment dealers co-led by Griffiths McBurney & Partners and BMO Nesbitt Burns Inc. and including Canaccord Capital Corporation, Yorkton Securities Inc., Pacific International Securities Inc., Salman Partners Inc. and McFarlane Gordon Inc.  US $60.26 million of the proceeds of the private placement were used to fund Northern Orion's equity portion of the recently completed Alumbrera acquisition.

The qualification of the prospectus completes the acquisition of the Company's interest in the Bajo de la Alumbrera mine that moves Northern Orion directly into the mid-tier copper and gold production ranks.  With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

 "David Cohen"

David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS

David Cohen, President and CEO

Vanguard Shareholder Solutions Inc.

info@northernorion.com

Tel: (604) 608-0824

Email: ir@vanguardsolutions.ca

BC FORM 53-901F

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))
Form 27 (Securities Act (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)
Section 84 (1) of Securities Act (Saskatchewan)

Item 1

Reporting Issuer

Northern Orion Explorations Ltd.
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

(the "Company")

Telephone:  (604) 687-4622

Item 2.

Date of Material Change

September 30, 2003

Item 3.

Press Release

October 3, 2003

Item 4.

Summary of Material Change

Northern Orion Revises Second Quarter Statements

Item 5.

Full Description of Material Change

See attached press releases

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

David W. Cohen
President and CEO
Suite 250 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

Telephone:  (604) 689-9663

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

October 9, 2003

"Shannon M. Ross" (signed)

Date

Signature

Shannon M. Ross

Name

Chief Financial Officer

Position

Vancouver, British Columbia

Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

N O R T H E R N O R I O N EXPLORATIONS LTD Suite 250, 1075 West Georgia Street, Vancouver, B.C. V6E 3C9

Friday, October 3, 2003	NEWS RELEASE	NNO - TSX

NORTHERN ORION REVISES SECOND QUARTER STATEMENTS

Northern Orion Resources Inc. has amended its second quarter financial statements and Management Discussion and Analysis.  The amendments reflect a $3.9 million decrease in the previously reported loss for the period to reflect a change in the accounting treatment of stock compensation.  The amended financial statements may be viewed under the Company's profile at www.sedar.com."

"David Cohen"

David Cohen, President and CEO

For more information contact:

INVESTOR RELATIONS	David Cohen, President and CEO
Vanguard Shareholder Solutions Inc.	info@northernorion.com
Tel: (604) 608-0824
Email: ir@vanguardsolutions.ca